UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Brookdale Senior Living Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
37944Q 10 3
(CUSIP Number)
Randal A. Nardone
Chief Operating Officer
c/o Fortress Investment Group LLC
1345 Avenue of the Americas
New York, New York 10105
(212) 798-6100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
COPY TO:
Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000
November 28, 2008
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	37944Q 10 3	Page	2	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FRIT Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-9,102,708-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-9,102,708-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-9,102,708-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0% (based on 101,385,058 shares of common stock outstanding as of November 3, 2008)

14	TYPE OF REPORTING PERSON (See Instructions)

OO

SCHEDULE 13D

CUSIP No.	37944Q 10 3	Page	3	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Investment Fund Sister Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-9,102,708-*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-9,102,708-*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-9,102,708-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0% (based on 101,385,058 shares of common stock outstanding as of November 3, 2008)

14	TYPE OF REPORTING PERSON (See Instructions)

OO
* Solely in its capacity as the holder of all issued and outstanding interests in FRIT Holdings LLC.

SCHEDULE 13D

CUSIP No.	37944Q 10 3	Page	4	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Fund MM LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-9,102,708-*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-9,102,708-*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-9,102,708-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0% (based on 101,385,058 shares of common stock outstanding as of November 3, 2008)

14	TYPE OF REPORTING PERSON (See Instructions)

OO
* Solely in its capacity as the managing member of Fortress Investment Fund Sister Company LLC.

SCHEDULE 13D

CUSIP No.	37944Q 10 3	Page	5	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PRIN Holding LLC*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-8,215,358-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-8,215,358-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-8,215,358-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1% (based on 101,385,058 shares of common stock outstanding as of November 3, 2008)

14	TYPE OF REPORTING PERSON (See Instructions)

OO
* The members of PRIN Holding LLC are Wesley R. Edens, Randal A. Nardone and Robert I. Kauffman. FIG LLC is the sole manager of PRIN Holding LLC.

SCHEDULE 13D

CUSIP No.	37944Q 10 3	Page	6	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fort GB Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-23,663,283-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-23,663,283-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-23,663,283-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.3% (based on 101,385,058 shares of common stock outstanding as of November 3, 2008)

14	TYPE OF REPORTING PERSON (See Instructions)

OO

SCHEDULE 13D

CUSIP No.	37944Q 10 3	Page	7	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress (GAGACQ) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-23,663,283-*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-23,663,283-*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-23,663,283-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.3% (based on 101,385,058 shares of common stock outstanding as of November 3, 2008)

14	TYPE OF REPORTING PERSON (See Instructions)

OO
* Solely in its capacity as the managing member of Fort GB Holdings LLC.

SCHEDULE 13D

CUSIP No.	37944Q 10 3	Page	8	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Fund MM II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-25,012,642-*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-25,012,642-*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-25,012,642-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.7% (based on 101,385,058 shares of common stock outstanding as of November 3, 2008)

14	TYPE OF REPORTING PERSON (See Instructions)

OO
* Solely in its capacity as the managing member of Fortress (GAGACQ) LLC, the managing member of Fort GB Holdings LLC which directly owns 23,663,283 shares, and as the general partner of FABP (GAGACQ) LP which directly owns 1,349,359 shares.

SCHEDULE 13D

CUSIP No.	37944Q 10 3	Page	9	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress RIC Coinvestment Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-8,793,392-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-8,793,392-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-8,793,392-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7% (based on 101,385,058 shares of common stock outstanding as of November 3, 2008)

14	TYPE OF REPORTING PERSON (See Instructions)

OO

SCHEDULE 13D

CUSIP No.	37944Q 10 3	Page	10	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FIG LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-60,875,826-*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-60,875,826-*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-60,875,826-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.0% (based on 101,385,058 shares of common stock outstanding as of November 3, 2008)

14	TYPE OF REPORTING PERSON (See Instructions)

OO

*	9,102,708 shares solely in its capacity as the managing member of Fortress Fund MM LLC; 25,012,642 shares solely in its capacity as the managing member of Fortress Fund MM II LLC; 8,215,358 shares solely in its capacity as the sole manager of PRIN Holding LLC; 8,793,392 shares solely in its capacity as investment manager of Fortress RIC Coinvestment Fund LP; 8,800,434 shares solely in its capacity as investment manager of Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D) L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P., Fortress Investment Fund IV (Fund G) L.P., Fortress Investment Fund IV (Coinvestment Fund A) L.P., Fortress Investment Fund IV (Coinvestment Fund B) L.P., Fortress Investment Fund IV (Coinvestment Fund C) L.P., Fortress Investment Fund IV (Coinvestment Fund D) L.P., Fortress Investment Fund IV (Coinvestment Fund F) L.P., and Fortress Investment Fund IV (Coinvestment Fund G) L.P.; 826,292 shares solely in its capacity as the holder of all of the issued and outstanding interests of FIG Advisors LLC, investment manager of FBIF Holdings LLC which directly holds 826,292 shares; and 125,000 shares solely in its capacity as the managing member of Drawbridge Special Opportunities Advisors LLC.

SCHEDULE 13D

CUSIP No.	37944Q 10 3	Page	11	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Operating Entity I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-60,875,826-*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-60,875,826-*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-60,875,826-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.0% (based on 101,385,058 shares of common stock outstanding as of November 3, 2008)

14	TYPE OF REPORTING PERSON (See Instructions)

OO
* Solely in its capacity as holder of all of the issued and outstanding interests of FIG LLC.

SCHEDULE 13D

CUSIP No.	37944Q 10 3	Page	12	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FIG Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-60,875,826-*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-60,875,826-*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-60,875,826-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.0% (based on 101,385,058 shares of common stock outstanding as of November 3, 2008)

14	TYPE OF REPORTING PERSON (See Instructions)

OO
* Solely in its capacity as the general partner of Fortress Operating Entity I LP.

SCHEDULE 13D

CUSIP No.	37944Q 10 3	Page	13	of	13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Investment Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-60,875,826-*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-60,875,826-*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-60,875,826-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.0% (based on 101,385,058 shares of common stock outstanding as of November 3, 2008)

14	TYPE OF REPORTING PERSON (See Instructions)

OO
* Solely in its capacity as holder of all of the issued and outstanding interests of FIG Corp.

     This Amendment No. 2 (this “Amendment”) relating to the common stock, $.01 par value per share (the “Common Stock”), of Brookdale Senior Living Inc. (the “Issuer”) amends and supplements the Schedule 13D filed on July 25, 2006, as subsequently amended on January 4, 2008 (the “Schedule 13D”). This Amendment is being filed to reflect (i) the repayment of the Loan Agreement described in Item 6 and (ii) the reorganization transactions and updated beneficial ownership described in Item 5. Unless otherwise defined in this Amendment, capitalized terms used by not defined in this Amendment shall have the meanings herein as are ascribed to such terms in the Schedule 13D (as amended).
Item 2. Identity and Background
     The first paragraph of Item 2 of the Schedule 13D is amended and restated in its entirety to read as follows:
     (a), (b), (c) and (f). This Statement is being filed jointly pursuant to a joint filing agreement attached hereto as Exhibit 99.1 by FRIT Holdings LLC (“FRITH”), Fortress Investment Fund Sister Company LLC (“FIFSC”), Fortress Fund MM LLC (“Fund MM”), PRIN Holding LLC (“PRIN”), Fort GB Holdings LLC (“Fort GB”), Fortress (GAGACQ) LLC (“Fortress (GAGACQ)”), Fortress Fund MM II LLC (“Fund MM II”), Fortress RIC Coinvestment Fund LP (“Fortress RIC”), FIG LLC (“FIG”), Fortress Operating Entity I LP (“FOE I”), FIG Corp. and Fortress Investment Group LLC (“Fortress”), collectively referred to herein as the “Reporting Persons.” The business address of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The principal business of each Reporting Person is making securities, real estate and other asset-based investments. Set forth in the Amended and Restated Annex A attached hereto is a listing of the directors and executive officers of each of Fortress, FIG Corp., FIG, Fund MM, Fund MM II, FRITH, Fort GB and PRIN, the managing members of FIFSC and Fortress (GAGACQ), and the general partners of FOE I and Fortress RIC (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Each of the Covered Persons is a United States citizen.
Item 5. Interest in Securities of the Issuer
     Item 5 is amended and restated in its entirety to read as follows:
     (a) and (b). For the reasons set forth below, each of FIFSC, Fund MM, FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 9,102,708 shares held directly by FRITH. Each of FIFSC, Fund MM, FIG, FOE, FIG Corp. and Fortress does not directly own any securities of the Issuer. However, (i) FIFSC has the ability to direct the management of FRITH’s business and affairs as the holder of all issued and outstanding interests of FRITH; (ii) Fund MM has the ability to direct the management of FIFSC’s business and affairs as the managing member of FIFSC; (iii) FIG has the ability to direct the management of Fund MM’s business and affairs as the managing member of Fund MM; (iv) FOE has the ability to direct the management of FIG’s business and affairs as the sole member of FIG; (v) FIG Corp. has the ability to direct the management of FOE’s business and affairs as the general partner of FOE; and (vi) Fortress has the ability to direct the management of FIG Corp.’s business and affairs as the owner of all issued and outstanding shares of FIG Corp.
     For the reasons set forth below, (i) each of Fort GB, Fortress (GAGACQ), Fund MM II, FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 23,663,283 shares held directly by Fort GB, (ii) each of Fund MM II, FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 1,349,359 shares held directly by FABP (GAGACQ) LP, and (iii) each of PRIN, Fund MM II, FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 8,215,358 shares held directly by PRIN. Each of Fortress (GAGACQ), Fund MM II, FIG, FOE, FIG Corp. and Fortress does not directly own any securities of the Issuer. However, (i) Fortress (GAGACQ) has the ability to direct the management of Fort GB’s business and affairs as the managing member of Fort GB; (ii) Fund MM II has the ability to direct the management of Fortress (GAGACQ)’s business and affairs as the managing member of Fortress (GAGACQ); (iii) Fund MM II has the ability to direct the management of FABP (GAGACQ) LP’s business and affairs as the general partner of FABP (GAGACQ) LP, (iv) FIG has the ability to direct the management of PRIN’s business and affairs as the managing member of PRIN; (v) FIG has the ability to direct the management of Fund MM II’s business and affairs as the managing member of Fund MM II; (vi) FOE has the ability to direct the management of FIG’s business and affairs as the sole member of FIG; (vii) FIG Corp. has the ability to direct the management of FOE’s business and affairs as the general partner of FOE; and (viii) Fortress has the ability to direct the management of FIG Corp.’s business and affairs as the owner of all issued and outstanding shares of FIG Corp.
     For the reasons set forth below, (i) each of FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 8,793,392 shares held directly by Fortress RIC, (ii) each of FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 8,800,434 shares held directly by investment entities which are managed by FIG, and (iii) each of FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 826,292 shares held directly by an entity which is managed by FIG Advisors LLC (“FIGA”). Each of FIG, FOE, FIG Corp. and Fortress does not directly own any securities of the Issuer. However, (i) FIG has the ability to direct the management of Fortress RIC’s business and affairs as the investment manager Fortress RIC; (ii) FIG has the ability to direct the management of FIGA’s business and affairs as the holder of all issued and outstanding shares of beneficial interest of FIGA, (iii) FOE has the ability to direct the management of FIG’s business and affairs as the sole member of FIG; (iv) FIG Corp. has the ability to direct the management of FOE’s business and affairs as the general partner of FOE; and (v) Fortress has the ability to direct the management of FIG Corp.’s business and affairs as the owner of all issued and outstanding shares of FIG Corp.
     FIG, FOE, FIG Corp. and Fortress, through their beneficial ownership of 60,875,826 shares, collectively control approximately 60.0% of the outstanding voting capital stock of the Issuer. Wesley R. Edens, one of the Covered Persons, directly owns 279,500 shares of the Issuer’s Common Stock. The Reporting Persons have been advised that each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock from time to time owned directly or otherwise beneficially by such Reporting Persons.
(c) and (e). On November 28, 2008, the Reporting Persons and certain of their affiliates conducted a series of internal reorganization transactions involving the cashless contribution and distribution of Common Stock beneficially owned by, as well as ownership interests in, current and prior Reporting Persons and affiliates thereof. In connection with these reorganization transactions, FIT Brookdale Holdings LLC sold 8,215,358 shares of Common Stock to PRIN Holding LLC for $3.68 per share. The result of these reorganization transactions is the current beneficial ownership of the Reporting Persons as described in paragraphs (a) and (b) above. In connection with the reorganization, the following entities are no longer Reporting Persons as a result of their ceasing to be the beneficial owner of more than 5% of the Common Stock: Fortress Registered Investment Trust, Fortress Investment Fund LLC, FIT-ALT Investor LLC, FIT Holdings LLC, Fortress Investment Trust II, Fortress Investment Fund II LLC, RIC Coinvestment Fund LP, and FIG Advisors LLC.
(d). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is amended to include the following:

     The second , third and fourth paragraphs of the section entitled “Loan Agreement” shall be replaced with the following two paragraphs.
     “On November 28, 2008, all amounts borrowed under the Loan Agreement were repaid and the Loan Agreement was terminated. As a result, the shares of Common Stock pledged by the Borrower and the Subsidiary are no longer pledged under the Loan Agreement.
     Except as provided in the Stockholders Agreement or as set forth herein, neither any of the Reporting Persons nor, to the best of such Reporting Persons’ knowledge, any of the Covered Persons has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.”
     The following paragraph shall be added to the end of the section entitled “Stockholders Agreement”:
     “In connection with an internal reorganization of the Reporting Persons and certain of their affiliates on January 31, 2008 and November 28, 2008, the following entities executed joinders and became parties to the Stockholders Agreement: FIT Brookdale Holdings LLC, PRIN Holding LLC, Fortress (GAGACQ) LLC, Fort GB Holdings LLC, Fortress RIC Coinvestment Fund, FBIF Holdings LLC, Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D) L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P., Fortress Investment Fund IV (Fund G) L.P., Fortress Investment Fund IV (Coinvestment Fund A) L.P., Fortress Investment Fund IV (Coinvestment Fund B) L.P., Fortress Investment Fund IV (Coinvestment Fund C) L.P., Fortress Investment Fund IV (Coinvestment Fund D) L.P., Fortress Investment Fund IV (Coinvestment Fund F) L.P. and Fortress Investment Fund IV (Coinvestment Fund G) L.P.”
Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated December 2, 2008, by and among FRIT Holdings LLC, Fortress Investment Fund Sister Company LLC, Fortress Fund MM LLC, PRIN Holding LLC, Fort GB Holdings LLC, Fortress (GAGACQ) LLC, Fortress Fund MM II LLC, Fortress RIC Coinvestment Fund LP, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2008

FRIT HOLDINGS LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone
its Chief Operating Officer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2008

FORTRESS INVESTMENT FUND SISTER COMPANY LLC

By:	Fortress Fund MM LLC, as Managing Member

By:	/s/ Randal A. Nardone Randal A. Nardone
its Chief Operating Officer and Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2008

FORTRESS FUND MM LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone
its Chief Operating Officer and Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2008

PRIN HOLDING LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone
its Chief Operating Officer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2008

FORT GB HOLDINGS LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone
its Chief Operating Officer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2008

FORTRESS (GAGACQ) LLC

By:	Fortress Fund MM II LLC, as Managing Member

By:	/s/ Randal A. Nardone Randal A. Nardone
its Chief Operating Officer and Secretary
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2008

FORTRESS FUND MM II LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone
its Chief Operating Officer and Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2008

FORTRESS	RIC COINVESTMENT FUND LP

By:	RIC Coinvestment Fund GP LLC, as General Partner

By:	/s/ Randal A. Nardone Randal A. Nardone
its Chief Operating Officer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2008

FIG LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone
its Chief Operating Officer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2008

FORTRESS	OPERATING ENTITY I LP

By:	FIG Corp., as General Partner

By:	/s/ Randal A. Nardone Randal A. Nardone
its Chief Operating Officer
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2008

FIG CORP.
By:	/s/ Randal A. Nardone
Randal A. Nardone
its Chief Operating Officer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2008

FORTRESS INVESTMENT GROUP LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone
its Chief Operating Officer

AMENDED AND RESTATED ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT GROUP LLC
The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC, the holder of all of the issued and outstanding shares of FIG Corp., are listed below. Unless indicated otherwise below, the principal business address of each of the directors and executive officers of Fortress Investment Group LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC

Peter L. Briger, Jr.	Co-President and Director of Fortress Investment Group LLC

Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC

Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC

Michael E. Novogratz	Co-President and Director of Fortress Investment Group LLC

Daniel N. Bass	Chief Financial Officer of Fortress Investment Group LLC

David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

Richard N. Haass	President of the Council on Foreign Relations. The Council on Foreign Relations’ address is The Harold Pratt House, 58 East 68th Street, New York, NY 10021.

Douglas L. Jacobs	Director of ACA Capital Holdings, Inc. ACA Capital Holdings, Inc.’s address is 140 Broadway, New York, NY 10005.

Daniel H. Mudd	President and Chief Executive Officer of Fannie Mae. Fannie Mae’s address is 3900 Wisconsin Avenue, NW, Washington, DC 20016.

Howard Rubin	Director of Capstead Mortgage Corporation, Deerfield Triarc Capital Corp. and GateHouse Media. Capstead Mortgage Corporation’s address is 8401 North Central Expressway, Suite 800, Dallas, TX 75225. Deerfield Triarc Capital Corp.’s address is 6250 N. River Road, 9th Floor, Rosemont, IL 60018. GateHouse Media’s address is 350 Willowbrook Office Park, Fairport, NY 14450.

Takumi Shibata	Chief Executive Officer of the Asset Management Division of Nomura Holdings, Inc. Nomura Holdings, Inc.’s address is 9-1, Nihonbashi 1-chome, Chuo-ku, TKY 103-8645, Japan. Mr. Shibata is a citizen of Japan.
DIRECTORS AND EXECUTIVE OFFICERS OF FIG CORP.
The name and principal occupation of each of the directors and executive officers of FIG Corp., the general partner of Fortress Operating Entity I LP, are listed below. The principal business address of each of the directors and executive officers of FIG Corp. is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC

Peter L. Briger, Jr.	Co-President and Director of Fortress Investment Group LLC

Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC

NAME	PRINCIPAL OCCUPATION
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC

Michael E. Novogratz	Co-President and Director of Fortress Investment Group LLC

Daniel N. Bass	Chief Financial Officer of Fortress Investment Group LLC

David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC
GENERAL PARTNER OF FORTRESS OPERATING ENTITY I LP
The name of the general partner of Fortress Operating Entity I LP, the holder of all issued and outstanding shares of beneficial interest of FIG LLC, is FIG Corp. The name and principal occupation of each of the directors and executive officers of FIG Corp. are listed below. The principal business address of the general partner of Fortress Operating Entity I LP and each of the directors and executive officers of FIG Corp. is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC

Peter L. Briger, Jr.	Co-President and Director of Fortress Investment Group LLC

Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC

Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC

Michael E. Novogratz	Co-President and Director of Fortress Investment Group LLC

Daniel N. Bass	Chief Financial Officer of Fortress Investment Group LLC

David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC
DIRECTORS AND EXECUTIVE OFFICERS OF FIG LLC
The name and principal occupation of the each of the directors and executive officers of FIG LLC, the managing member of Fortress Fund MM LLC, the managing member of Fortress Fund MM II LLC, the managing member of PRIN Holding LLC and the investment manager of Fortress RIC Coinvestment Fund LP, are listed below. The principal business address of each of the directors and executive officers of FIG LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC

Peter L. Briger, Jr.	Co-President and Director of Fortress Investment Group LLC

Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC

Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC

Michael E. Novogratz	Co-President and Director of Fortress Investment Group LLC

Daniel N. Bass	Chief Financial Officer of Fortress Investment Group LLC

David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

EXECUTIVE OFFICERS OF FORTRESS FUND MM LLC
The name and principal occupation of each of the executive officers of Fortress Fund MM LLC, the managing member of Fortress Investment Fund Sister Company LLC, are listed below. The principal business address of each of the executive officers of Fortress Fund MM LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC

Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC

Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC

Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds

David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC
MANAGING MEMBER OF FORTRESS INVESTMENT FUND SISTER COMPANY LLC
The name of the managing member of Fortress Investment Fund Sister Company LLC, the managing member of FRIT Holdings LLC, is Fortress Fund MM LLC. The name and principal occupation of each of the executive officers of Fortress Fund MM LLC are listed below. The principal business address of each of the executive officers of Fortress Fund MM LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC

Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC

Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC

Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds

David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC
EXECUTIVE OFFICERS OF FRIT HOLDINGS LLC
The name and principal occupation of each of the executive officers of FRIT Holdings LLC are listed below. The principal business address of each of the executive officers of FRIT Holdings LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC

Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds

David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

GENERAL PARTNER OF FORTRESS RIC COINVESTMENT FUND LP
The name of the general partner of Fortress RIC Coinvestment Fund LP is RIC Coinvestment Fund GP LLC. The name and principal occupation of each of the executive officers of RIC Coinvestment Fund GP LLC are listed below. The principal business address of each of the executive officers of RIC Coinvestment Fund GP LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC

Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC

Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC

Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds

David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC
EXECUTIVE OFFICERS OF FORTRESS FUND MM II LLC
The name and principal occupation of each of the executive officers of Fortress Fund MM II LLC, the managing member of Fortress (GAGACQ) LLC, are listed below. The principal business address of each of the executive officers of Fortress Fund MM II LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC

Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC

Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC

Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds

David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC
MANAGING MEMBER OF FORTRESS (GAGACQ) LLC
The name of the managing member of Fortress (GAGACQ) LLC, the managing member of Fort GB Holdings LLC, is Fortress Fund MM II LLC. The name and principal occupation of each of the executive officers of Fortress Fund MM II LLC are listed below. The principal business address of each of the executive officers of Fortress Fund MM II LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC

Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC

NAME	PRINCIPAL OCCUPATION
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC

Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds

David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC
EXECUTIVE OFFICERS OF FORT GB HOLDINGS LLC
The name and principal occupation of each of the executive officers of Fort GB Holdings LLC are listed below. The principal business address of each of the executive officers of Fort GB Holdings LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC

Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC

Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds

David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC
EXECUTIVE OFFICERS OF PRIN HOLDING LLC
The name and principal occupation of each of the executive officers of PRIN Holding LLC, are listed below. The principal business address of each of the executive officers of PRIN Holding LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC

Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC

Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC

Daniel Bass	Chief Financial Officer of Fortress Investment Group LLC

David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC